Mail Stop 4561

January 4, 2007

VIA USMAIL and FAX (212) 297 - 1090

Mr. Robert R. Foley
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, NY 10170

      Re: Gramercy Capital Corporation
              Form 10-K for the year ended December 31, 2005
              Filed on March 13, 2006
              File No. 001-32248

Dear Mr. Robert R. Foley:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Robert Telewicz
                         Senior Staff Accountant